SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of August 2004
                             -----------------------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated August 12, 2004 with respect to the Registrant's results of operations for the quarter ended June 30, 2004.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's Management Discussion with respect to the Registrant's results of operations for the quarter ended June 30, 2004.

         Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant's unaudited condensed consolidated financial statements for the quarter ended June 30, 2004.

         Attached hereto as Exhibit 4 and incorporated herein by reference is the Interim Report of Neusiedler Hadera Paper Ltd. with respect to the quarter ended June 30, 2004.

         Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the quarter ended June 30, 2004.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         AMERICAN ISRAELI PAPER MILLS LTD.
                                         (Registrant)


                                         By:   /s/ Lea Katz
                                             -----------------------------------
                                             Name:  Lea Katz
                                             Title: Corporate Secretary

Dated: August 12, 2004.

                                  EXHIBIT INDEX
                                  -------------


      EXHIBIT NO.           DESCRIPTION
      -----------           -----------

             1.             Press release dated August 12, 2004.

             2.             Registrant's management discussion.

             3. Registrant's unaudited condensed consolidated financial statements.

             4.             Interim report of Neusiedler Hadera Paper Ltd.

             5. Unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries.

                                                                       EXHIBIT 1


                        AMERICAN ISRAELI PAPER MILLS LTD.
           REPORTS FINANCIAL RESULTS FOR SECOND QUARTER AND SIX MONTHS

                           - DECLARES CASH DIVIDEND -


Hadera, Israel, August 12, 2004 - American Israeli Paper Mills Ltd. (ASE:AIP) (the "Company" or "AIPM") today reported financial results for the second quarter and first six months ended June 30,2004.

Pursuant to the directives of Standard No.12 of the Accounting Israeli Standards Board ("Standard 12"), the Company began to report in nominal New Israeli Shekels (NIS) as of January 1, 2004. In the past, the Company's reports were in NIS, adjusted to changes in the exchange rate of the US dollar against the NIS.

The comparison figures with the corresponding periods last year and with all of 2003 are the dollar figures, as reported in the past, multiplied by the exchange rate of the US dollar as of December 31, 2003, the day of the transition to NIS-based reporting pursuant to Standard 12 ($1 = NIS 4.379).

Since the Company's share in the earnings of associated companies constitutes a material component in the Company's statement of income (primarily on account of its share in the earnings of Neusiedler Hadera Paper (NHP) and Hogla-Kimberly (H-K) that were consolidated in the past, until the transfer of control over these companies to the international strategic partners), we also present the aggregate data which include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under "earnings from associated companies"), net of intercompany sales and irrespective of the percentage of holding.

Aggregate group sales in the first six months of 2004(January - June 2004) totaled NIS 1,337.9 million compared with NIS 1,144.5 million in the corresponding period last year (January - June 2003). Aggregate sales in the second quarter of 2004 (April - June 2004) totaled NIS 655.3 million, compared with NIS 565.3 million in the corresponding quarter last year(April - June
2003).

Aggregate operating profit in the first six months of 2004 totaled NIS 106.0 million compared with NIS 74.8 million in the corresponding period last year.

Aggregate operating profit in the second quarter of 2004 totaled NIS 49.6 million, compared with NIS 37.4 million in the corresponding quarter last year.

The consolidated data below does not include the results of operations of NHP, H-K, Carmel Container Systems and TMM Integrated Recycling industries, which are included in the Company's share in results of associated companies.

Consolidated sales in the first six months of 2004 totaled NIS 238.2 million compared with NIS 232.7 million in the corresponding period last year. Consolidated sales in the second quarter of the year totaled NIS 119.1 million, compared with NIS 115.0 million in the corresponding quarter last year.

Operating profit in the first six months of 2004 totaled NIS 27.3 million compared with NIS 23.1 million in the corresponding period last year. Operating profit in the second quarter of 2004 totaled NIS 13.8 million, compared with NIS
10.0 million in the corresponding quarter last year.

Profit after taxes and before the Company's share in the profits of associated companies in the reported period amounted to NIS 15.2 million (not including an extraordinary tax benefit of NIS 5.8 million - see below), compared with NIS 9.9 million in the corresponding period last year (not including NIS 1 million non-recurring capital gain).

In June this year a law was passed in Israel, effective retroactively from January 1, 2004, which gradually lowers the corporate tax rate (before the amendment - 36%) to 35% in 2004 and gradually down to 30% in 2007. The effect of this change on the Company's deferred taxes (in the consolidated report) amounted to NIS 5.8 million (mainly due to the decrease in future tax liabilities which were deferred in respect of timing differences in depreciation, which was taken at a faster pace in the tax reports).
The tax benefits including our share in the tax benefit of the associated companies amounted to NIS 10.2 million.

Net profit totaled NIS 42.6 million during the six months period this year, as compared with NIS 31.4 million in the corresponding period last year. Net profit in the reported period includes the above mentioned tax benefits. Net profit in the 2003 period included approximately NIS 1.0 million in net non-recurring capital gains.

Earnings per share (EPS) (before non-recurring gains) in the first six months of 2004 totaled NIS 8.01 ($1.78 per share) compared with NIS 7.58 ($1.73 per share) for the corresponding period last year. Earnings per share in the first six months of 2004, including special earnings, amounted to NIS 10.53 ($2.34 per share).

The inflation rate in the first six months of 2004 was 1.4% as compared with negative inflation rate of -0.5% in the corresponding period last year.

The exchange rate of the NIS was devaluated against the U.S. dollar in the first six months of 2004 by approximately 2.7% as compared with a revaluation of 9.0% in the corresponding period last year.

Mr. Yaacov Yerushalmi, Chairman of the Company's Board of Directors, said that a certain recovery in the Israeli economy has been felt in recent months, reflected in higher growth percentages and an increase in private consumption, following several years of a severe recession that resulted in negative growth, lower demand, greater competition and increased unemployment.

Pulp prices have been rising since the beginning of 2004 and there are signs of stabilization in the third quarter of the year. Concurrently, weak demand for paper, particularly in Europe, is causing the erosion of margins and the shutting down of paper machines over the world.


The consolidated gross margin as a percentage of sales reached 23% in the first six months of 2004 as compared with 22.3% in the corresponding period last year.

The improved gross margin compared to the corresponding period last year resulted from increased production of the machines, efficiency measures and a decrease in energy prices as a result of an average decrease of approximately 5% compared with the corresponding period last year (when fuel oil prices rose dramatically following the tension leading up to the war in Iraq). This improvement was partially offset by an increase of raw materials prices mainly in the field of collection of paper waste for recycling.

The Company's share in the earnings of associated companies in the reported period amounted to NIS 21.6 million (including NIS 4.4 million representing our share in a non-recurring benefit recorded in respect of the change in the corporate tax rate), compared with NIS 20.4 million in the corresponding periods last year.

The following principal changes were recorded in the Company's share in the earnings of the main associated companies (this year - not including the aforementioned tax benefit), in relation to the corresponding period last year:

o The Company's share in the net earnings of NHP fell by NIS 2.2 million. Most of the change in the net earnings of NHP is associated with higher financial expenses this year at NHP as a result of repayment of shareholders' loans, which led to an increase in NHP's debt balance, and the 2.7% devaluation (as a result of the transition to reporting in NIS in accordance with Standard 12, due to a surplus of dollar liabilities).

o     The Company's share in the earnings of H-K Israel increased by about NIS
      1.4 million, primarily due to the ongoing improvement in operating profit at H-K Israel compared with the corresponding period last year. The increase was partially offset by lower financial revenues this year compared with last year, due to transition to reporting in NIS pursuant to Standard 12 and the effects of depreciation-revaluation on its linkage balance sheet. Due to the effects of the change in the exchange rate on the financial expenses, as aforesaid, the net earnings of H-K Israel in the second quarter of the year amounted to NIS 15.2 million, compared with NIS 22.1 million in the second quarter of 2003.

      The Company's share in the net earnings of Ovisan (Turkey) fell by NIS 5.7 million despite the increase in output and the expansion of operations, and was mainly due to the effects of the sharp devaluation (of the Turkish lira against the dollar), particularly in the second quarter of the year, both on the costs of raw materials, which are purchased mainly in dollars, and on financial expenses. The results were also influenced by the intense competition, reflected in an increase in advertising expenses along with erosion of prices.

o The Company's share in the net earnings of the Carmel Group increased by NIS 1.6 million, due to the continued improvement in the operating profit. The improvement resulted from the comprehensive efficiency measures being implemented by Carmel, coupled with the growth in the volume of operations.

o The Company's share in the earnings of TMM increased by NIS 0.2 million, as a result of improved operating profit and a certain decrease in the high financial expenses of the company during the reported period, as compared with the corresponding period last year, due mainly to the decrease in the interest rate between the periods.


A total of 5,403 shares were issued during the reported period (0.1% dilution), as a result of the exercise of 17,985 option warrants as part of the Company's employee stock option plans.

The Board of Directors of the Company declared yesterday a cash dividend in a total amount of NIS 100 million (approximately $22.11 million), or NIS

25.12425($5.55478) per share. The dividend will be paid on September 9, 2004 to shareholders of record on August 25, 2004. The foregoing dollar value of the cash dividend is calculated based on the exchange rate in effect on August 10, 2004 of NIS 4.523 to $1.00. The exact dollar payment per each share will be determined on the record date, based on the exchange rate on such date.

In case of change in the issued share capital of the Company until the record date the dividend per share shall be adjusted accordingly.

The ex-dividend date on the American Stock Exchange is August 23, 2004. The ex-dividend date on the Tel Aviv Stock Exchange is August 26, 2004.

No Ordinary Share transfers between the Company's US and Israeli registers will be permitted from August 23, 2004 through and including August 26, 2004, in order to avoid any confusion that may result from the different ex-dividend dates on the American Stock Exchange and the Tel Aviv Stock Exchange. The temporary suspension of transfers between registers will not affect the trading of the Company's Ordinary Shares on either the American Stock Exchange or the Tel Aviv Stock Exchange.

The dividend is subject to a 25% tax imposed by the State of Israel.

This report contains various forward-looking statements based upon the Board of Directors' present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

                        AMERICAN ISRAELI PAPER MILLS LTD.
                        ---------------------------------
                               SUMMARY OF RESULTS
                               ------------------
                                   (UNAUDITED)
                                   -----------
                               NIS IN THOUSANDS(1)
                            EXCEPT PER SHARE AMOUNTS
                            ------------------------


                            SIX MONTHS ENDED JUNE 30,
                            -------------------------




                            2004                    2003
                            ====                    ====

Net sales                  238,244                 232,697

Net earnings                42,630*                 31,354*

Earnings per share           10.53*                   7.84*


                           THREE MONTHS ENDED JUNE 30,
                           ---------------------------

                            2004                    2003
                            ====                    ====

Net sales                  119,062                 114,998

Net earnings                25,195*                 18,233

Earnings per share            6.22*                   4.56



* The net earnings of the 6 months and 3 months ended June 30, 2004 include a non- recurring tax benefit of about NIS 10.2 million (see above). The net earnings in the 6 months ended June 30, 2003 included a non-recurring net capital gain of about NIS 1.0 million.

(1) New Israeli Shekel amounts are reported according to Accounting Standard No. 12 of the Israeli Accounting Standard Board (hereafter - Standard No. 12) - "Discontinuance of Adjusting Financial Statements for Inflation". The reported NIS under Standard No. 12 are nominal NIS, for transactions made after January 1, 2004. The amounts of the corresponding period last year have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel until the end of December 2003 (date of transition to Standard No. 12).

                                                                       EXHIBIT 2

                                                                 August 11, 2004

I.   MANAGEMENT DISCUSSION
     ---------------------

We are honored to present the consolidated financial statements of the American Israeli Paper Mills Ltd. Group ("AIPM") for the first six months of the year 2004.

A.   A SUMMARIZED DESCRIPTION OF THE GROUP AND ITS BUSINESS ENVIRONMENT
     ------------------------------------------------------------------


     1.   GENERAL
          -------

          AIPM is the leading Israeli group (the "Group") in the manufacture of paper and paper products. The Group produces and markets a wide range of paper types, household paper products, hygiene products, disposable baby diapers, absorbent products for the incontinent, office supplies, corrugated board packaging and consumer packaging. The Group is also engaged in recycling operations in the fields of paper and plastics as well as in the treatment of solid waste.

          The company's securities are traded on the Tel Aviv Stock Exchange and on the American Stock Exchange (AMEX).

     2.   THE BUSINESS ENVIRONMENT
          ------------------------

          A certain recovery in the Israeli economy has been felt in recent months, reflected in higher growth percentages and an increase in private consumption, following several years of a severe recession that resulted in negative growth, lower demand, greater competition and increased unemployment.


          Pulp prices have been rising since the beginning of 2004 and there are signs of price stabilization in the third quarter of the year. Concurrently, weak demand for paper, particularly in Europe, is eroding margins and causing shutting down of paper machines all over the world.


          Pursuant to the directives of Standard No. 12 of the Accounting Standards Board ("Standard 12"), the Company began to make its reports in nominal New Israeli Shekels (NIS), as of January 1, 2004. In the past, the Company's reports were in NIS, adjusted to changes in the exchange rate of the US dollar against the NIS. The comparison figures with the corresponding period last year and with the whole of 2003 are the dollar figures, as reported in the past, multiplied by the exchange rate of the US dollar as at December 31, 2003, the day of the transition to NIS-based reporting pursuant to Standard 12 ($1 = NIS 4.379).

          During the reported period (January-June 2004), the exchange rate of the NIS in relation to the US dollar was devaluated by approximately 2.7%, as compared with a revaluation of 9.0% in the corresponding period last year (January-June 2003).

          The inflation rate during the reported period was 1.4%, as compared with a negative inflation rate of -0.5% in the corresponding period last year.


B.   RESULTS OF OPERATIONS
     ---------------------

     1.   AGGREGATE DATA
          --------------

          Since the Company's share in the earnings of associated companies constitutes a material component in the company's statement of income (primarily on account of its share in the earnings of Neusiedler Hadera Paper ("NHP") and Hogla-Kimberly that were consolidated in the past, until the transfer of control over these companies to the international strategic partners), the aggregate data appearing below include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under "earnings from associated companies") net of inter-company sales and without considering the holding percentage of AIPM in such companies.


          Aggregate sales in the first half of the year amounted to NIS 1,337.9 million, as compared with NIS 1,144.5 million in the corresponding period last year.


          The aggregate operating profit totaled NIS 106.0 million during the reported period, as compared with NIS 74.8 million in the corresponding period last year.

          Aggregate sales in the second quarter of the year (April-June 2004) amounted to NIS 655.3 million, compared with NIS 565.3 million in the corresponding quarter last year (April-June 2003).

          Aggregate operating profit in the second quarter of the year amounted to NIS 49.6 million, compared with NIS 37.4 million in the corresponding quarter last year.

     2.   CONSOLIDATED DATA
          -----------------

          Sales during the reported period amounted to NIS 238.2 million, as compared with NIS 232.7 million in the corresponding period last year.

          Operating profit totaled NIS 27.3 million during the reported period, as compared with NIS 23.1 million in the corresponding period last year.

          Sales in the second quarter of the year amounted to NIS 119.1 million, compared with NIS 115.0 million in the corresponding quarter last year.

          Operating profit in the second quarter amounted to NIS 13.8 million, compared with NIS 10.0 million in the corresponding period last year.

          The financial expenses amounted to NIS 4.5 million during the reported period, as compared with NIS 12.0 million in the corresponding quarter last year (see section C5 below).

          Profit after taxes and before the Company's share in the profits of associated companies in the reported period amounted to NIS 15.2 million (not including an extraordinary tax benefit in the consolidated report of NIS 5.8 million - see below), compared with NIS
          9.9 million in the corresponding period last year (not including a non-recurring capital gain).

          Profit after taxes and before the Company's share in the profits of associated companies in the second quarter of the year amounted to NIS
          7.7 million (not including the aforementioned tax benefit), compared with NIS 3.6 million in the corresponding quarter last year.

     3.   NET EARNINGS AND EARNINGS PER SHARE
          -----------------------------------

          Net profits totaled NIS 42.6 million during the reported period, as compared with NIS 31.4 million in the corresponding period last year. Net profits in the reported period includes profit resulting from the effect of the corporate tax rate reduction (from 36% to 30% until 2007) on the deferred tax reserve (in the consolidated report, and our share in associated companies), which amounted to NIS 10.2 million (see C6 below).

          Net earnings in the corresponding period last year included a non-recurring net capital gain of approximately NIS 1.0 million.

          Net earnings before non-recurring gains in the reported period amounted to NIS 32.4 million, compared with NIS 30.3 million in the corresponding period last year.

          Earnings Per Share in the reported period (before non-recurring gains) amounted to NIS 801 per NIS 1 par value ($1.78 per share), as compared with NIS 758 per NIS 1 par value ($1.73 per share) in the corresponding period last year.

          Earnings Per Share including special earnings in the reported period amounted to NIS 1,053 per NIS 1 par value ($2.34 per share).

          The return on shareholders' equity in annual terms (before special earnings) amounted to 10.6% during the reported period, as compared with 9.6% in the corresponding period last year.



C.   ANALYSIS OF OPERATIONS AND PROFITABILITY
     ----------------------------------------

     The analysis set forth below is based on the consolidated data.

     1.   SALES
          -----

          The consolidated sales during the reported period amounted to NIS
          238.2 million, as compared with NIS 232.7 million in the corresponding period last year.

          The increase in sales is primarily attributed to a quantitative increase in the sales of packaging paper and a slight improvement in the average price of fluting and of wastepaper.

     2.   COST OF SALES
          -------------

          The cost of sales amounted to NIS 183.4 million - or 77.0% of sales - during the reported period, as compared with NIS 180.8 million - or 77.7% of sales - in the corresponding period last year. The gross margin as a percentage of sales reached 23.0% during the reported period, as compared with 22.3% in the corresponding period last year.

          The improved gross margin in relation to the corresponding period last year, resulted from increased output production of the machines, efficiency measures and a decrease in energy prices by an average of 5% compared with the corresponding period last year (when fuel oil prices rose dramatically as a result of the tension leading up to the war in Iraq). It is noted that fuel oil prices rose in the second quarter of the year and it seems that prices are still rising in the third quarter. The said improvement was partially offset by the higher prices of raw materials, primarily in the field of collection of paper waste for recycling.

          WAGES

          Wages as part of the cost of sales and selling, general and administrative expenses amounted to NIS 72.4 million in the reported period, resembling the corresponding period last year.

          However, since in the corresponding period the data were adjusted to the dollar and taking into account the effects of changes in the exchange rate of the dollar on the reporting last year, with the transition to reporting in accordance with Standard 12, the adjusted cost of wages last year is presented at about NIS 3 million less than the nominal cost as was at that time.


     3.   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
          --------------------------------------------

          Selling, general and administrative expenses (including wages) amounted to NIS 27.5 million in the reported period - or 11.6% of sales - compared with NIS 28.9 million - or 12.4% of sales - in the corresponding period last year.

     4.   OPERATING PROFIT
          ----------------

          Operating profit totaled NIS 27.3 million during the reported period (11.5% of sales), as compared with NIS 23.1 million (9.9% of sales) in the corresponding period last year.

     5.   FINANCIAL EXPENSES
          ------------------

          Financial expenses amounted to NIS 4.5 million during the reported period, as compared with NIS 12.0 million in the corresponding period last year.

          Financial expenses in the corresponding period last year were affected by the revaluation of the shekel against the dollar (9.0%), which caused a significant increase in the financial expenses in that period, when financial reporting was adjusted to the dollar.

          With the transition to reporting in nominal shekels in accordance with Standard 12, the financial expenses of the Company have decreased in the reported period this year, as a result of the effects of the devaluation in the period (2.7%) on the surplus dollar assets of the Company.

     6.   TAXES ON INCOME
          ---------------

          Taxes on income from current operations amounted to NIS 7.7 million in the reported period, as compared with NIS 1.1 million in the corresponding period last year.

          The principal reasons for the increase in tax expenses in the reported period as compared with the corresponding period last year, are the growth in pre-tax earnings (about NIS 12 million) and the benefit recorded last year (when the reports were dollar-adjusted) due to the effect of the sharp revaluation on tax expenses (erosion of the tax reserve).

          In June 2004 a law was passed in Israel, effective retroactively from January 1, 2004, which lowers the corporate tax rate (before the amendment - 36%) to 35% in 2004 and gradually down to 30% in 2007. The effect of this change on the Company's deferred taxes (in the consolidated report) amounted to NIS 5.8 million (mainly due to the decrease in future tax liabilities which were deferred in respect of timing differences in depreciation, which was taken at a faster pace in the tax reports) and brought tax expenses down to only NIS 1.9 million.

     7.   EARNINGS AFTER TAX AND BEFORE THE COMPANY'S SHARE IN THE EARNINGS OF
          --------------------------------------------------------------------
          ASSOCIATED COMPANIES
          --------------------

          Earnings after tax and before the Company's share in the earnings of associated companies and non-recurring gains in the reported period amounted to NIS 15.2 million, compared with NIS 9.9 million in the corresponding period last year (this year - not including a tax benefit in respect of the change in corporate tax totaling NIS 5.8 million in the consolidated report, last year - not including a non-recurring capital gain of approximately NIS 1 million).

     8.   THE COMPANY'S SHARE IN THE EARNINGS OF ASSOCIATED COMPANIES
          -----------------------------------------------------------

          The companies whose earnings are reported under this item (according to AIPM's holdings therein), include primarily NHP, Hogla-Kimberly, Carmel and TMM Integrated Recycling Industries.

          The Company's share in the earnings of associated companies in the reported period amounted to NIS 21.6 million (including NIS 4.4 million our share in a non-recurring benefit recorded in respect of the change in the corporate tax rate), compared with NIS 20.4 million in the corresponding periods last year.

          The following principal changes were recorded in the Company's share in earnings of the main associated companies (this year - not including the aforementioned tax benefit), in relation to the corresponding period last year:

          o The Company's share in the net earnings of NHP, fell by NIS 2.2 million. Most of the change in the net earnings is associated with higher financial expenses this year at NHP as a result of repayment of shareholders' loans, which led to an increase in NHP's debt balance, and the 2.7% devaluation of the NIS (as a result of the transition to reporting in NIS in accordance with Standard 12, due to a surplus of dollar liabilities).

          o The Company's share in the earnings of Hogla-Kimberly Israel increased by about NIS 1.4 million, primarily due to the ongoing improvement in operating profit at Hogla-Kimberly Israel compared with the corresponding period last year. This improvement was achieved mainly by continuing efficiency measures, both in logistics and in production, and particularly as a result of the increased production of Huggies diapers in Afula. The increase was partially offset by lower financial revenues this year compared with last year, due to transition to reporting in NIS pursuant to Standard 12 and the effects of depreciation-revaluation on its linkage balance sheet. Due to the effects of the change in the exchange rate on financial expenses, as aforesaid, the net earnings of Hogla-Kimberly Israel in the second quarter of the year amounted to NIS 15.2 million, compared with NIS 22.1 million in the corresponding quarter last year.

               The Company's share in the net earnings of Ovisan (Turkey) fell by NIS 5.7 million despite the increase in output and the expansion of operations and mainly due to the effects of the sharp devaluation (of the Turkish Lira against the dollar), particularly in the second quarter of the year, both on the costs of raw materials, which are purchased mainly in dollars, and on financial expenses. The results were also influenced by the intense competition, reflected in an increase in advertising expenses along with erosion of prices.

          o The Company's share in the net earnings of the Carmel Group increased by NIS 1.6 million, due to the continued improvement in the operating profit. The improvement resulted from the comprehensive efficiency measures being implemented by the company, coupled with the growth in the volume of operations.

          o    The Company's share in the net earnings of TMM increased by NIS
               0.2 million, as a result of improved operating profit and a certain decrease in the high financial expenses of the company during the reported period, as compared with the corresponding period last year, due mainly to the decrease in the interest rate between the periods.

D.   LIQUIDITY AND INVESTMENTS
     -------------------------

     1.   ACCOUNTS RECEIVABLE - TRADE
          ---------------------------

          Accounts Receivable as at June 30, 2004, amounted to NIS 146.9 million, as compared with NIS 144.5 million on June 30, 2003. The increase in accounts receivable resulted primarily from the growth in the volume of operations. Credit terms remained as they have been at December 2003.

     2.   CASH FLOWS
          ----------

          The cash flows from operating activities totaled NIS 19.8 million during the reported period, as compared with negative cash flows of NIS 13.1 million in the corresponding period last year (before dividend from an associated company in the sum of 16.4 million. Including the said dividend the cash flows from operating activities last year was positive and reached a total of NIS 3.2 million). The improvement in cash flows from current operations in the reported period is derived mainly from a smaller increase in operating working capital in the reported period compared with last year, when there was a significant increase, mainly of a one-time nature.

     3.   INVESTMENTS IN FIXED ASSETS
          ---------------------------

          Investments in fixed assets totaled NIS 12.1 million in the reported period, as compared with NIS 11.5 million in the corresponding period last year, and included investment in production, marketing and conveying processes as well as expansion of operations in confidential data destruction in Israel.

     4.   FINANCIAL LIABILITIES
          ---------------------

          The long-term liabilities (including current maturities) amounted to NIS 270.9 million as at June 30, 2004, as compared with NIS 76.5 million on June 30, 2003.

          Most of the increase in long-term liabilities is attributed to raising NIS 200 million in loans through an issue of notes (Series 2) from institutional investors on December 21, 2003. Some of the proceeds from the issue of the notes served for the repayment of short-term credit, while the rest was invested primarily in deposits and in short-term financial assets.

          The balance of short-term credit, as at June 30, 2004 amounted to NIS
          135.5 million, as compared with NIS 142.5 million on June 30, 2003. Credit balances remained similar to the balances in the corresponding period last year, despite the special dividend paid to the shareholders (NIS 75 million), due to a positive cash flow from current operations and the use of some of some of the proceeds of the issue for partial repayment of the short-term credit as aforesaid.

E.   EXPOSURE AND MANAGEMENT OF MARKET RISKS
     ---------------------------------------

     In continuation to the Management Discussion dated December 31, 2003, in which the essence of the exposure to market risks and its management, as determined by the Board of Directors, was outlined, the following is an update, as at June 30, 2004:

     The Company's CPI-linked liabilities (net of deposits) amount to a net overall sum of approximately NIS 183 million, at interest no higher than the market rate. If inflation were to rise significantly, a loss might be generated in the Company's financial statements due to a surplus of CPI-linked liabilities. Therefore, in January 2004, the Company entered into a forward transaction, with a term of one year, to hedge the sum of NIS 200 million against a rise in the CPI (at a cost of 0.92% per year).

     REPORT OF LINKAGE BASES
     -----------------------

     The following are the balance sheet items, according to linkage bases, as at December 31, 2003 and updated for June 30, 2004:

                                     IN NIS MILLION        UNLINKED   CPI-LINKED     IN FOREIGN    NON-MONETARY     TOTAL
                                                                                     CURRENCY, OR      ITEMS
                                                                                   LINKED THERETO
                                                                                   (PRIMARILY $)
ASSETS
------
CASH AND CASH EQUIVALENTS                                    61.3                       8.5                          69.8
SHORT-TERM DEPOSITS AND
INVESTMENTS                                                  61.1         45.7                                      106.8
ACCOUNTS RECEIVABLE AND
DEBIT BALANCES                                              233.0          2.2         47.4             9.6         292.2
INVENTORIES                                                                                            88.8          88.8
INVESTMENTS IN ASSOCIATED
COMPANIES                                                    12.6         11.1         15.8           361.7         401.2
DEFERRED TAXES ON INCOME                                                                                3.9           3.9
FIXED ASSETS, NET                                                                                     323.5         323.5
DEFERRED EXPENSES, NET OF
AMORTIZATION                                                                                            1.2           1.2
                                                            -----         ----         ----           -----       -------
TOTAL ASSETS                                                368.0         59.0         71.7           788.7       1,287.4
                                                            -----         ----         ----           -----       -------
LIABILITIES
-----------
CREDIT FROM BANKS                                           135.5                                                   135.5
ACCOUNTS PAYABLE AND CREDIT
BALANCES                                                    153.6          6.0          8.9                         168.5
DEFERRED TAXES ON INCOME                                                                               54.8          54.8
NOTES                                                                    235.8                                      235.8
OTHER LIABILITIES                                            32.8                       2.3                          35.1
SHAREHOLDERS' EQUITY                                                                                  657.7         657.7
                                                            -----         ----         ----           -----       -------
TOTAL LIABILITIES AND EQUITY                                321.9        241.8         11.2           712.5       1,287.4
                                                            -----        -----         ----           -----       -------
SURPLUS FINANCIAL ASSETS
(LIABILITIES) AS AT
JUNE-30-2004                                                 46.1       (182.8)        60.5            76.2           -
SURPLUS FINANCIAL ASSETS
(LIABILITIES) AS AT
DECEMBER 31, 2003                                            69.4       (229.2)        65.2            94.6           -

     ASSOCIATED COMPANIES
     --------------------

     Hogla-Kimberly, an associated company, has a subsidiary operating in Turkey. The impact of the exposure of this subsidiary to the economic situation in Turkey - and especially to fluctuations in the exchange rate of the Turkish lira in relation to the US dollar - might affect the Group's financial statements in the Company's share in the earnings of associated companies.

F.   FORWARD-LOOKING STATEMENTS
     --------------------------

     This report contains various forward-looking statements, based upon the Board of Directors' present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies, and other factors which are beyond the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether the updates originate from new information, future events or any other reason.

G.   DIVIDEND
     --------

     The Board of Directors of the Company declared on August 11, 2004 a cash dividend for the year 2004 in a total amount of approximately NIS 100 million (NIS 25.12 per share), which will be paid to shareholders of the Company.

H.   MISCELLANEOUS
     -------------

     In the second quarter of the year, the Company began operating in the confidential data destruction sector in Switzerland, through the operation of mobile shredder trucks at customer sites, as part of a test case for entering this field in Europe.

I.   DONATIONS AND CONTRIBUTIONS
     ---------------------------

     As part of its business and social commitment, the AIPM Group devotes efforts and resources to community assistance and support, focusing on providing help to the weaker echelons of Israeli society - primarily teenagers - as part of a desire to build and contribute to the shaping the human fabric of Israeli society. As part of this policy, the Company makes contributions to various institutions that are active in these areas, while also participating, through its employees, in volunteer work in the community for promoting these same objectives.

     Moreover, student scholarships amounting to NIS 90 thousand were awarded in the reported period, through the Shenkar Foundation, which was established by the Company together with its Austrian strategic partner in NHP.

J.   GENERAL
     -------

     5,403 shares were issued during the reported period (0.1% dilution), on account of the exercise of 17,985 options as part of the Company's senior employee stock option plans.

-----------------------------------             --------------------------------
         Y. Yerushalmi                                      Zvi Livnat
Chairman of the Board of Directors                           Director

                                                                       EXHIBIT 3

                           AMERICAN ISRAELI PAPER MILLS LTD.
                           ---------------------------------

                         SUMMARY OF CONSOLIDATED BALANCE SHEETS
                         --------------------------------------
                             NIS IN THOUSANDS (see note 1c)
                             ------------------------------

                                          JUNE 30, 2004  JUNE 30, 2003  DEC. 31, 2003
                                           (UNAUDITED)    (UNAUDITED)     (AUDITED)
                                          ------------- --------------- ---------------
CURRENT ASSETS:
---------------
Cash and cash equivalents                       69,752          18,334         158,706
Short-term deposits and investments            106,753                          20,000

Receivables :
    Trade                                      146,883         144,536         140,996
    Other                                      145,382         150,485         128,246
Inventories                                     88,782          83,611          90,654
                                          ------------- --------------- ---------------
Total current assets                           557,552         396,966         538,602

INVESTMENTS AND LONG TERM RECEIVABLES:
--------------------------------------
Investments in associated companies            401,214         370,257         383,879
Deferred income taxes                            3,885                           3,985
                                          ------------- --------------- ---------------
                                               405,099         370,257         387,764

FIXED ASSETS
------------
Cost                                           961,693         940,708         953,656
Less - accumulated depreciation                638,163         617,960         628,015

                                          ------------- --------------- ---------------
                                               323,530         322,748         325,641
Deferred charges -
    net of accumulated amortization              1,215             506           1,267

                                          ------------- --------------- ---------------
                                             1,287,396       1,090,477       1,253,274
                                          ------------- --------------- ---------------
CURRENT LIABILITIES:
--------------------
Credit from banks                              135,516         142,511         144,989
Current maturities of long-term notes            6,668           6,814           6,590
Payables and accured liabilities :
    Trade                                       81,395          84,911          84,602
    Other                                       87,105          66,847          73,010
                                          ------------- --------------- ---------------
Total current liabilities                      310,684         301,083         309,191

LONG-TERM LIABILITIES
---------------------
Deferred income taxes                           54,753          58,889          61,801
Loans from banks and other liabilities
    (net of current maturities):
    Notes                                      229,181          34,158         233,039
    Other liabilities                           35,075          35,521          35,013
                                          ------------- --------------- ---------------
Total long term liabilities                    319,009         128,568         329,853

Total liabilities                              629,693         429,651         639,044

SHAREHOLDERS' EQUITY:
---------------------
Share capital                                  125,257         125,256         125,257
Capital surplus                                 90,060          90,060          90,060
Currency adjustments in respect of financial
    statements of associated companies            (279)            100          (1,122)
Retained earnings                              342,665         445,410         400,035
Dividend declared after balance sheet date     100,000
                                          ------------- --------------- ---------------
                                               657,703         660,826         614,230
                                          ------------- --------------- ---------------
                                             1,287,396       1,090,477       1,253,274
                                          ------------- --------------- ---------------

The accompanying notes are an integral part of the financial statements.

                                                AMERICAN ISRAELI PAPER MILLS LTD.
                                                ---------------------------------

                                          SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME
                                          --------------------------------------------
                                                 NIS IN THOUSANDS (see note 1c)
                                                 ------------------------------

                                                              SIX-MONTH PERIOD           THREE-MONTH PERIOD         YEAR ENDED
                                                                ENDED JUNE 30               ENDED JUNE 30             DEC. 31
                                                             2004          2003           2004          2003           2003
                                                             ====          ====           ====          ====           ====

                                                              (UNAUDITED)                   (UNAUDITED)             (AUDITED)
                                                              -----------                   -----------             ---------
Net sales                                                   238,244        232,697       119,062         114,998        465,092

Cost of sales                                               183,374        180,779        91,557          89,701        362,185
                                                      -------------- -------------- -------------  -------------- --------------
Gross profit                                                 54,870         51,918        27,505          25,297        102,907
                                                      -------------- -------------- -------------  -------------- --------------

Selling and marketing, administrative and general expenses :

    Selling and marketing                                    15,904         15,094         7,559           7,568         31,324
    Administrative and general                               11,628         13,763         6,151           7,684         24,999
                                                      -------------- -------------- -------------  -------------- --------------
                                                             27,532         28,857        13,710          15,252         56,323

                                                      -------------- -------------- -------------  -------------- --------------
Income from ordinary operations                              27,338         23,061        13,795          10,045         46,584
                                                      -------------- -------------- -------------  -------------- --------------

Financial expenses - net                                      4,471         12,017         2,427           8,440         15,989

Gain from realization of assets                                              1,606                                        1,609
                                                      -------------- -------------- -------------  -------------- --------------
Income before taxes on income                                22,867         12,650        11,368           1,605         32,204
                                                      -------------- -------------- -------------  -------------- --------------

Taxes on income (tax benefit) (see note 2)                    1,876          1,658        (2,124)         (1,958)         7,706

Income from operations of the company
      and the consolidated subsidiaries                      20,991         10,992        13,492           3,563         24,498
                                                      -------------- -------------- -------------  -------------- --------------

Share in profits of associated companies - net               21,639         20,362        11,703          14,670         35,549
                                                      -------------- -------------- -------------  -------------- --------------
Net income for the period                                    42,630         31,354        25,195          18,233         60,047
                                                      -------------- -------------- -------------  -------------- --------------



NET INCOME PER NIS 1 PAR VALUE OF SHARES (IN N.I.S)           1,053            784           622             456          1,494
---------------------------------------------------   -------------- -------------- -------------  -------------- --------------




The accompanying notes are an integral part of the financial statements.


                                                 AMERICAN ISRAELI PAPER MILLS LTD.
                                                 ---------------------------------
                                      SUMMARY OF STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                      ========================================================
                                                   NIS IN THOUSANDS (see note 1c)
                                                   ==============================
                                                                               ADJUSTMENTS
                                                                                DUE TO THE
                                                                               TRANSLATION
                                                                               OF FINANCIAL                 DIVIDEND
                                                                                STATEMENTS               DECLARED AFTER
                                                           SHARE    CAPITAL   OF ASSOCIATED   RETAINED   AFTER BALANCE
                                                          CAPITAL   SURPLUS     COMPANIES     EARNINGS     SHEET DATE      TOTAL
                                                         --------- ---------- ------------   ---------- ---------------   ---------
Balance at January 1, 2004 (audited)                      125,257     90,060       (1,122)     400,035                     614,230
====================================

Changes during the six month period
  ended June 30, 2004 (unaudited) :
Net income                                                                                      42,630                      42,630
Dividend declared after balance sheet date                                                    (100,000)        100,000
Exercise of employees options into shares                       *                                                                *
Adjustments due to the translation respect
   of financial statements of associated companies                                    843                                      843
                                                         --------- ---------- ------------   ---------- ---------------   ---------
Balance at June 30, 2004 (unaudited)                      125,257     90,060         (279)     342,665         100,000     657,703
====================================                     --------- ---------- ------------   ---------- ---------------   ---------

Balance at January 1, 2003 (audited)                      125,256     90,060       (3,482)     439,116                     650,950
====================================

Changes during the six month period ended June 30,
   2003 (unaudited) :
Net income                                                                                      31,354                      31,354
Dividend distributed                                                                           (25,060)                    (25,060)
Exercise of employees options into shares                       *                                                                *
Adjustments due to the translation respect of
   financial statements of associated companies                                     3,582                                    3,582
                                                         --------- ---------- ------------   ----------                   ---------
Balance at June 30, 2003 (unaudited)                      125,256     90,060          100      445,410                     660,826
====================================                     --------- ---------- ------------   ----------                   ---------

Balance at April 1, 2004 (unaudited)                      125,257     90,060          (62)     417,470                     632,725
====================================

Changes during the three month period ended
   June 30, 2004 (unaudited):
Net income                                                                                      25,195                      25,195
Dividend declared after balance sheet date                                                    (100,000)        100,000
Exercise of employees options into shares                       *                                                                *
Adjustments due to the translation respect of
  financial statements of associated companies                                       (217)                                    (217)
                                                         --------- ---------- ------------   ---------- ---------------   ---------
Balance at June 30, 2004 (unaudited)                      125,257     90,060         (279)     342,665         100,000     657,703
====================================                     --------- ---------- ------------   ---------- ---------------   ---------

Balance at April 1, 2003 (unaudited)                      125,256     90,060       (2,772)     428,032                     640,576
====================================

Changes during the three month period ended
   June 30, 2003 (unaudited):
Net income                                                                                      18,233                      18,233
Erosion of the dividend proposed in March 2003                                                    (855)                       (855)
Exercise of employees options into shares                       *                                                                *
Adjustments due to the translation respect of
  financial statements of associated companies                                      2,872                                    2,872
                                                         --------- ---------- ------------   ----------                   ---------
Balance at June 30, 2003 (unaudited)                      125,256     90,060          100      445,410                     660,826
====================================                     --------- ---------- ------------   ----------                   ---------

Balance at January 1, 2003 (audited)                      125,256     90,060       (3,482)     439,116                     650,950
------------------------------------

Changes during the year ended December 31,
  2003 (audited):
Net income                                                                                      60,047                      60,047
Dividend distributed                                                                           (99,128)                    (99,128)
Exercise of employees options into shares                       1                                                                1
Adjustments due to the translation respect of
   financial statements of associated companies                                     2,360                                    2,360
                                                         --------- ---------- ------------   ----------                   ---------
Balance at December 31, 2003 (audited)                    125,257     90,060       (1,122)     400,035                     614,230
--------------------------------------                   --------- ---------- ------------   ----------                   ---------

* Represents a sum under 1,000 NIS.

The accompanying notes are an integral part of the financial statements.

                                                 AMERICAN ISRAELI PAPER MILLS LTD.
                                                 ---------------------------------
                                          SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS
                                          ------------------------------------------------
                                                   NIS IN THOUSANDS (see note 1c)
                                                   ------------------------------
                                                         SIX-MONTH       SIX-MONTH     THREE-MONTH    THREE-MONTH
                                                        PERIOD ENDED   PERIOD ENDED    PERIOD ENDED   PERIOD ENDED    YEAR ENDED
                                                       JUNE 30, 2004   JUNE 30, 2003  JUNE 30, 2004   JUNE 30, 2003  DEC. 31, 2003
                                                        (UNAUDITED)     (UNAUDITED)    (UNAUDITED)     (UNAUDITED)     (AUDITED)
                                                      ---------------  -------------- --------------  -------------- ---------------
CASH FLOWS FROM OPERATING ACTIVITIES :
--------------------------------------
Net income for the period                                     42,630          31,354         25,195          18,233          60,047

Adjustments to reconcile net income to net cash
   provided by operating activities (*):                     (22,856)        (28,110)       (15,518)        (37,002)         (7,396)
                                                      ---------------  -------------- --------------  -------------- ---------------
Net cash provided by operating activities                     19,774           3,244          9,677         (18,769)         52,651
                                                      ---------------  -------------- --------------  -------------- ---------------

CASH FLOWS FROM INVESTING ACTIVITIES :
--------------------------------------
Purchase of fixed assets                                     (12,119)        (11,475)        (5,614)         (6,999)        (29,247)
Short-term deposits and investments - net                    (86,999)                       (30,000)                        (20,000)
Associated companies :
   Investment in associated companies and
      loans granted                                             (779)         (1,735)          (420)         (1,735)         (8,241)
   Repayment of loans                                          6,882          15,327          6,882           6,569          21,895
Proceeds from sale of fixed assets                               438           1,991             16              82           3,332
                                                      ---------------  -------------- --------------  -------------- ---------------
Net cash provided by (used in) investing
    activities                                               (92,577)          4,108        (29,136)         (2,083)        (32,261)
                                                      ---------------  -------------- --------------  -------------- ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:
--------------------------------------
Notes Issuance, net of issuance expenses of
  NIS 800,000                                                                                                               198,909
Consideration in respect of the exercise of
   options by employees                                                                                                           1
Repayment of long-term loans from banks and others              (383)           (381)          (383)           (381)           (762)
Redemption of Notes                                           (6,666)         (6,770)        (6,666)         (6,770)         (6,770)
Dividend paid                                                                (25,060)                       (25,060)        (99,128)
Short-term bank credit and loans - net                        (9,102)         37,733         (4,885)         68,601          40,606
                                                      ---------------  -------------- --------------  -------------- ---------------
Net cash provided by (used in) financing activities          (16,151)          5,522        (11,934)         36,390         132,856
                                                      ---------------  -------------- --------------  -------------- ---------------

Increase (decrease) in cash and cash equivalents             (88,954)         12,874        (31,393)         15,538         153,246
Balance of cash and cash equivalents at beginning
   of period                                                 158,706           5,460        101,145           2,796           5,460
                                                      ---------------  -------------- --------------  -------------- ---------------
Balance of cash and cash equivalents at end of period         69,752          18,334         69,752          18,334         158,706
                                                      ---------------  -------------- --------------  -------------- ---------------
(*)   Adjustments to reconcile net income to net
      cash provided by operating activities:

INCOME AND EXPENSES NOT INVOLVING CASH FLOWS:
---------------------------------------------
Associated companies:
     Share in profits of associated companies - net          (21,639)        (20,363)       (11,703)        (14,670)        (35,549)
     Dividend received from those companies                                   16,391                                         16,391
Depreciation and amortization                                 14,078          14,186          7,039           7,184          28,247
Deferred income taxes - net                                   (7,493)         (1,952)        (6,546)         (2,469)          3,471
Capital (gains) losses on sale of fixed assets                  (234)         (1,011)             8              71          (2,054)
Income from short-term deposits and investments,
   not realized yet                                              246                            361
Linkage differences (erosion) of principal of
   long-term loans from banks and others - net                    74              91             (3)             76              79
Exchange and linkage differences on Notes                      2,886           4,161          2,965           3,562           3,110
Erosion of long-term loans to associated companies              (956)         (1,377)          (183)         (1,130)         (1,101)
Linkage differences on long term capital note to
    an associated company                                                      2,986                          2,662           2,477
CHANGES IN OPERATING ASSETS AND LIABILITIES:
Increase in receivables                                      (22,578)        (38,138)       (12,414)        (10,442)        (18,195)
Decrease (increase) in inventories                             1,872           6,883          4,453           5,088            (159)
Increase (decrease) in payables and accrued
   liabilities                                                10,888          (9,967)           505         (26,934)         (4,113)
                                                      ---------------  -------------- --------------  -------------- ---------------
                                                             (22,856)        (28,110)       (15,518)        (37,002)         (7,396)
                                                      ---------------  -------------- --------------  -------------- ---------------

The accompanying notes are an integral part of the financial statements.

                        AMIRICAN ISRAELI PAPER MILLS LTD.
                        ---------------------------------

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                AT JUNE 30, 2004

                                   (Unaudited)

     NOTE 1 - GENERAL


a. The interim financial statemenA. as of June 30, 2004 and for the six and three month periods then ended (hereafter - the interim financial statements) were drawn up in condensed form, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board (hereafter - the
     IASB) and in accordance with the Securities (Preparation of Periodic and Immediate Financial Statements) Regulations , 1970.


b. The accounting principles applB.d in preparation of the interim statements are consistent with those applied in the annual financial statements, except for the adoption for the first time of standard No. 12 of the IASB - " Discontinuaunce of adjusting Financial statements of inflation", see c hereafter. Nevertheless, the interim statements do not include all the information and explanations required for the annual financial statements.


     Costs unevenly incurred during the year are brought forward or deferred for interim reporting purposes if, and only if, such costs may be brought forward or deferred in the annual reporting.

c.   Transition to nominal-historicC. financial reporting:
     With effect from January 1, 2004, the company has adopted the provisions of Standard No. 12 -"Discontinuance of Adjusting Financial Statements for Inflation" - of the IASB and, pursuant thereto, the company has discontinued, from the aforesaid date, the practice of adjusting its financial statements for the effects of changes in the exchange rate of the U.S. dollar (hereafter - "the dollar").


     Through December 31, 2003, the company prepared its financial statements on the basis of historical cost adjusted for the changes In the general purchasing power of Israeli currency (hereafter - "NIS"), based upon changes in the exchange rate of the dollar, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel (hereafter - "the Israeli Institute"). The adjusted amounts, as above, presented in the financial statements as of December 31, 2003 (hereafter - "the transition date"), are used as the opening balances for the nominal-historical financial reporting in the following periods. Additions made after the transition date have been included in the financial statements at their nominal values


     The comparative figures included in these financial statements are based on the adjusted financial statements for the prior reporting periods, as previously presented, after adjustment to the exchange rate for December 31, 2003 (the exchange rate in effect at the transition date).

     The amounts reported for periods after the transition date are composed as follows: all the amounts originating from the period prior to the transition date are composed of their adjusted amount at the transition date, with the addition of amounts in nominal values that were added after the transition date, and net of amounts that were deducted after the transition date (the retirement of such sums is effected at their adjusted values as of transition date, their nominal values, or a combination of the two, according to the circumstances). All the amounts originating from the period after the transition date are included in the financial statements at their nominal values.

     Follwing are the changes in exchange rate of the dollar and in the Israeli consumer price index (the "CPI"):

                                                                   EXCHANGE RATE
                                                        CPI        OF THE DOLLAR
                                                         %               %

Increase (decrease) in the six months ended June 30:
               2004                                      1.4              2.7
               2003                                     (0.5)            (9.0)


Increase (decrease) in the three months ended June 30:
               2004                                      1.5             (0.7)
               2003                                     (1.3)            (8.0)

Increase in the year ended December 31, 2003            (1.9)            (7.6)

The dollar exchange rate as of June 30, 2004 is: $1=NIS 4.497

                        AMIRICAN ISRAELI PAPER MILLS LTD.
                        ---------------------------------

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                AT JUNE 30, 2004

                                   (Unaudited)


     NOTE 2 - REDUCTION OF CORPORATE TAX RATE


     On June 29, 2004, the Israeli Knesset passed the Income Tax Ordinance Amendment (No. 140 and Ad Hoc Provision) law, 2004 (hearafter - the amendment), which provides for the gradual reduction - commencing from January 1, 2004 - in the rate of corporate tax from 36% to 30%, in the following manner: the rate for 2004 will be 35%, in 2005 - 34%, in 2006 - 32% and in 2007 and thereafter - 30%. The amendment was signed at the beginning of July 2004 by the officials authorized by the state of Israel to approve it, and was published in the Official Gazette of the Government of Israel on July 11,2004. As a result of the amendment the tax expenses in the statement of income were reduced by NIS 5,824 millions in the periods of 6 months and 3 months ended June 30, 2004, on account of of the company's deferred income taxes.


     NOTE 3 - SEGMENT INFORMATION

     Data on segment activity - In NIS in thousands:

     For the period of 6 monthes

                                    Paper and recycling       Marketing of office supplies             Total
                                   ----------------------     ----------------------------   ---------------------------
                                   Jan-June      Jan-June        Jan-June     Jan-June          Jan-June     Jan-June
                                     2004          2003            2004         2003               2004         2003
                                     ----          ----            ----         ----               ----         ----

     Sales - net (1)                180,186       166,635          58,058       66,062            238,244       232,697

     Income (loss) from operations   30,198        23,127          (2,860)         (66)            27,338        23,061




     For the period of 3 monthes

                                     Paper and recycling       Marketing of office supplies             Total
                                   ------------------------    -----------------------------   ---------------------------
                                   April-June    April-June     April-June   April-June          April-June    April-June
                                      2003          2004           2003         2004                2003          2004
                                      ----          ----           ----         ----                 ----          ----

     Sales - net (1)                 91,634        84,721          27,428       30,277            119,062       114,998

     Income (loss) from operations   15,540        10,386          (1,745)        (341)            13,795        10,045





     (1) Represents sales to external customers.



                           ---------------------------

               ---------------------------------------------------

                           ---------------------------

[GRAPHIC OMITTED]







Enclosed please find the financial reports of the following associated companies:

     -    Neusiedler Hadera Paper Ltd.

     -    Hogla-Kimberly Ltd.





The financial report of the following associated companies are not included:

     - Carmel Containers Systems Ltd., according to section 44(c) of the Securities (Periodic and Immediate Reports) Regulations.

     -    TMM Integrated Recycling Industries Ltd., a reporting corporation.








[GRAPHIC OMITTED]

                                                                       EXHIBIT 4












                  NEUSIEDLER HADERA PAPER LTD. AND SUBSIDIARIES
                    UNAUDITED CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2004

                  NEUSIEDLER HADERA PAPER LTD. AND SUBSIDIARIES
                    UNAUDITED CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2004




                                TABLE OF CONTENTS
                                -----------------



                                                                        PAGE
                                                                        ----

      ACCOUNTANTS' REVIEW REPORT                                          1

      CONDENSED FINANCIAL STATEMENTS:

          Balance Sheets                                                  2

          Statements of Operations                                        3

          Statements of Changes in Shareholders' Equity                   4

          Statements of Cash Flows                                        5

          Notes to the Financial Statements                              6-8

The Board of Directors of
Neusiedler Hadera Paper Ltd.

RE:    REVIEW OF UNAUDITED CONDENSED INTERIM CONSOLIDATED
       FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2004

Gentlemen:

At your request, we have reviewed the condensed interim consolidated financial statements ("interim financial statements") of Neusiedler Hadera Paper Ltd. ("the Company") and its subsidiaries, as follows:

- Balance sheet as of June 30, 2004.

- Statements of operations for the six months and three months ended June 30, 2004.

- Statements of changes in shareholders' equity for the six months and three months ended June 30, 2004.

-  Statements  of cash flows for the six months and three  months ended June 30,
2004

The financial statements for the three-month period ended March 31, 2004, were reviewed by other accountants. In addition, the comparative figures as of December 31, 2003 and for the year then ended were audited by other auditors, and the comparative figures as of June 30, 2003 and for the six months and three months then ended were reviewed by other accountants. Those other auditors and accountants issued unqualified reports on all those financial statements.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders' meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with generally accepted accounting principles in Israel and in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.

Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, August 10, 2004

                  NEUSIEDLER HADERA PAPER LTD. AND SUBSIDIARIES
                  CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
                               (NIS in thousands)

                                                                           June 30,                         December 31,
                                                                ------------------------------              ------------
                                                                   2004               2003                    2003
                                                                -----------        -----------              ------------
                                                                 Reported           Adjusted                 Adjusted
                                                                Amounts (1)        Amounts (2)               Amounts (2)
                                                                -----------        -----------              ------------
                                                                               (Unaudited)
A S S E T S
     Current Assets
       Cash and cash equivalents                                    14,768             60,666                  31,678
       Trade receivables                                           159,301            138,942                 147,748
       Other receivables                                             9,564             18,705 (*)              16,218 (*)
       Inventories                                                  84,823             75,765                  89,231
                                                                -----------        -----------              ------------
         Total current assets                                      268,456            294,078                 284,875
                                                                -----------        -----------              ------------

     Fixed Assets
       Cost                                                        135,916            127,473                 132,692
       Less - accumulated depreciation                              28,392             21,545                  25,381
                                                                -----------        -----------              ------------
                                                                   107,524            105,928                 107,311
                                                                -----------        -----------              ------------

     Other Assets - Goodwill                                         4,113              4,733                   4,423
                                                                -----------        -----------              ------------
           Total assets                                            380,093            404,739                 396,609
                                                                ===========        ===========              =============

LIABILITIES AND SHAREHOLDERS' EQUITY
     Current Liabilities
       Short-term bank credit                                        3,158                 --                      --
       Current maturities of long-term bank loans                   15,567             14,897                  15,108
       Trade payables                                               85,748             76,663                 104,097
       American Israeli Paper Mills Group, net                      60,820             67,069                  52,968
       Other payables and accrued expenses                          18,603             18,933 (*)              17,604 (*)
                                                                -----------        -----------              ------------
         Total current liabilities                                 183,896            177,562                 189,777
                                                                -----------        -----------              ------------

     Long-Term Liabilities
       Long-term bank loans                                         45,025             66,420                  51,725
       Capital notes to shareholders                                31,479             56,927                  43,790
       Deferred taxes                                               25,154             28,026                  29,247
       Accrued severance pay, net                                      145                145                     145
                                                                -----------        -----------              ------------
         Total long-term liabilities                               101,803            151,518                 124,907
                                                                -----------        -----------              ------------

     Shareholders' Equtiy
       Share capital                                                     1                  1                       1
       Capital reserves                                             43,352             43,352                  43,352
       Retained ernings                                             51,041             32,306                  38,572
                                                                -----------        -----------              ------------
                                                                    94,394             75,659                  81,925
                                                                -----------        -----------              ------------
           Total liabilities and shareholders' equity              380,093            404,739                 396,609
                                                                ===========        ===========              =============

(*) Reclassified.

(1) See Note 2B(1).
(2) Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.

--------------------------  ------------------------  --------------------------
        E. Amar                    A. Solel                 Y. Yerushalmi
  Chief Financial Officer       General Manager           Vice Chairman of the
                                                          Board of Directors

Approval date of the interim financial statements: August 10 ,2004.

      The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                                            NEUSIEDLER HADERA PAPER LTD. AND SUBSIDIARIES
                                       CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                                              (NIS in thousands, except per share data)

                                                                                                                     Year ended
                                                 Six months ended June 30,          Three months ended June 30,      December 31,
                                                ----------------------------       -----------------------------     ------------
                                                  2004             2003               2004             2003             2003
                                                -----------      -----------       -----------       -----------     ------------
                                                Reported         Adjusted           Reported          Adjusted         Adjusted
                                                Amounts (1)      Amounts (2)       Amounts (1)       Amounts (2)     Amounts (2)
                                                -----------      -----------       -----------       -----------     ------------
                                                        (Unaudited)                        (Unaudited)
                                                ----------------------------       -----------------------------     ------------
SALES, NET                                         350,186        325,584             169,828         151,348          642,140

COST OF SALES                                      303,719        280,539 (*)         146,910         130,586 (*)      556,890
                                                -----------      -----------       -----------       -----------     ------------

        GROSS PROFIT                                46,467         45,045              22,918          20,762           85,250
                                                -----------      -----------       -----------       -----------     ------------

OPERATING COSTS AND EXPENSES
      Selling expenses                              23,245         21,168              10,587          10,510           42,892
      General and administative expenses             3,907          3,855 (*)           2,204           2,018 (*)        8,425 (*)
                                                -----------      -----------       -----------       -----------     ------------

                                                    27,152         25,023              12,791          12,528           51,317
                                                -----------      -----------       -----------       -----------     ------------


        OPERATING PROFIT                            19,315         20,022              10,127           8,234           33,933

FINANCING EXPENSES, NET                             (7,641)        (2,190)             (1,872)         (1,188)          (4,681)

OTHER INCOME (LOSS), NET                                34            (31)(*)              34              48 (*)         (215)(*)
                                                -----------      -----------       -----------       -----------     ------------

        INCOME BEFORE INCOME TAXES
          (TAX BENEFITS)                            11,708         17,801               8,289           7,094           29,037

INCOME TAXES (TAX BENEFITS)                           (761)         5,548              (1,876)          1,992           10,518
                                                -----------      -----------       -----------       -----------     ------------

        NET INCOME FOR THE PERIOD                   12,469         12,253              10,165           5,102           18,519
                                                ===========      ===========       ===========       ===========     ============


BASIC EARNINGS PER ORDINARY SHARE

      EARNINGS PER ORDINARY SHARE (IN NIS)          12,469         12,253              10,165           5,102           18,519
                                                ===========      ===========       ===========       ===========     ============

      Number of shares used in computation           1,000          1,000               1,000           1,000            1,000
                                                ===========      ===========       ===========       ===========     ============


(*)   RECLASSIFIED.

(1) See Note 2B(1).
(2) Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.

      The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                                            NEUSIEDLER HADERA PAPER LTD.
                           CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                 (NIS in thousands)

                                                           Share         Capital          Retained
                                                          capital        reserves         earnings          Total
                                                         ---------      ----------       ----------       ---------
Six months ended June 30, 2004
(Unaudited) (Reported Amounts (1))

      Balance - January 1, 2004                                 1          43,352           38,572           81,925
      Net income for the period                                                             12,469           12,469
                                                         ---------      ----------       ----------       ---------
        Balance - June 30, 2004                                 1          43,352           51,041           94,394
                                                         =========      ==========       ==========       =========



Six months ended June 30, 2003
(Unaudited) (Adjusted Amounts (2))

      Balance - January 1, 2003                                 1          43,352           20,053           63,406
      Net income for the period                                                             12,253           12,253
                                                         ---------      ----------       ----------       ---------
        Balance - June 30, 2003                                 1          43,352           32,306           75,659
                                                         =========      ==========       ==========       =========



Three months ended June 30, 2004
(Unaudited) (Reported Amounts (1))

      Balance - April 1, 2004                                   1          43,352           40,876           84,229
      Net income for the period                                                             10,165           10,165
                                                         ---------      ----------       ----------       ---------
        Balance - June 30, 2004                                 1          43,352           51,041           94,394
                                                         =========      ==========       ==========       =========



Three months ended June 30, 2003
(Unaudited) (Adjusted Amounts (2))

      Balance - April 1, 2003                                   1          43,352           27,204           70,557
      Net income for the period                                                              5,102            5,102
                                                         ---------      ----------       ----------       ---------
        Balance - June 30, 2003                                 1          43,352           32,306           75,659
                                                         =========      ==========       ==========       =========



Year ended December 31, 2003
(Adjusted Amounts (2))

      Balance - January 1, 2003                                 1          43,352           20,053           63,406
      Net income for the year                                                               18,519           18,519
                                                         ---------      ----------       ----------       ---------
        Balance - December 31, 2003                             1          43,352           38,572           81,925
                                                         =========      ==========       ==========       =========






(1) See Note 2B(1).
(2) Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.

      The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                                            NEUSIEDLER HADERA PAPER LTD. AND SUBSIDIARIES
                                       CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                         (NIS in thousands)
                                                                                                                      Year ended
                                                           Six months ended June 30,    Three months ended June 30,   December 31,
                                                           -------------------------    --------------------------    -----------
                                                             2004            2003           2004          2003           2003
                                                           -----------   -----------    -----------    -----------    -----------
                                                            Reported       Adjusted       Reported      Adjusted        Adjusted
                                                           Amounts (1)   Amounts (2)    Amounts (1)    Amounts (2)    Amounts (2)
                                                           -----------   -----------    -----------    -----------    -----------
                                                                  (Unaudited)                   (Unaudited)
                                                           -------------------------    --------------------------
CASH FLOWS - OPERATING ACTIVITIES

      Net income for the period                               12,469         12,253         10,165          5,102         18,519
      Adjustments to reconcile net income to
       net cash provided by (used in) operating activities

       Income and expenses
       not involving cash flows:

         Depreciation and amortization                         4,485          4,265          2,251          2,142          8,626
         Deferred taxes, net                                    (843)         5,547         (1,739)         1,991         10,438
         Increase in liability for
           severance pay, net                                     --             12             --              8             14
         Capital loss (gain) from sale of fixed assets           (34)            92            (34)             9            215
         Exchange rate differences of long-term bank loans     1,328          2,251            (61)(*)      1,916          1,460
         Exchange rate differences of long-term capital
           notes to shareholders                               1,453             --            (37)            --             --

       Changes in assets and liabilities:

         Decrease (increase) in trade receivables            (11,553)        16,056         (4,425)           238          7,247
         Decrease (increase) in other receivables              3,404            705 (*)      4,569 (*)      1,234 (*)       (479)(*)
         Decrease (increase) in inventories                    4,408          3,932         (3,565)           941         (9,533)
         Increase (decrease) in trade payables               (18,349)            13        (12,047)        (8,101)        27,447
         Increase (decrease) in American
           Israeli Paper Mills Group, net                      7,852         12,384         (2,273)        (2,229)        (1,717)
         Increase (decrease) in other payables
           and accrued expenses                                  999         (4,690)(*)     (1,207)(*)     (1,143)(*)     (6,020)(*)
                                                           -----------   -----------    -----------    -----------    -----------
           Net cash provided by (used in)
            operating activities                               5,619         52,820         (8,403)(*)      2,108         56,217
                                                           -----------   -----------    -----------    -----------    -----------

CASH FLOWS - INVESTING ACTIVITIES

      Acquisition of fixed assets                             (4,440)        (3,472)        (2,190)        (1,214)        (9,339)
      Proceeds from sale of fixed assets                          86            324             64             87            635
                                                           -----------   -----------    -----------    -----------    -----------
           Net cash used in investing activities              (4,354)        (3,148)        (2,126)        (1,127)        (8,704)
                                                           -----------   -----------    -----------    -----------    -----------

CASH FLOWS - FINANCING ACTIVITIES

      Short-term bank credit, net                              3,158            (18)         3,158             --            (18)
      Repayment of long-term loans                            (7,569)        (7,424)        (1,309)(*)     (1,347)       (21,116)
      Repayment of long-term
       capital notes to shareholders                         (13,764)       (30,653)       (13,764)       (13,137)       (43,790)
                                                           -----------   -----------    -----------    -----------    -----------
           Net cash used in financing activities             (18,175)       (38,095)       (11,915)(*)    (14,484)       (64,924)
                                                           -----------   -----------    -----------    -----------    -----------

Increase (decrease) in cash and cash equivalents             (16,910)        11,577        (22,444)       (13,503)       (17,411)
Cash and cash equivalents - beginning of period               31,678         49,089         37,212         74,169         49,089
                                                           -----------   -----------    -----------    -----------    -----------

Cash and cash equivalents - end of period                     14,768         60,666         14,768         60,666         31,678

(*) Reclassified.

(1) See Note 2B(1).
(2) Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.

      The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                  NEUSIEDLER HADERA PAPER LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2004


NOTE 1 -   BASIS OF PRESENTATION

          The unaudited condensed interim consolidated financial statements as of June 30, 2004 and for the six months and three months then ended ("interim financial statements") of Neusiedler Hadera Paper Ltd. ("the Company") and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2003 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the dates and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.


NOTE 2  - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          A.   GENERAL

               The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel, in a condensed format in accordance with GAAP applicable to the preparation of interim period financial statements, including those under Standard No. 14, "Interim Financial Reporting".

               B.   NEW ACCOUNTING STANDARDS

                    The accounting principles applied in the preparation of these interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements with the exception of the following:

                    (1) CESSATION OF FINANCIAL STATEMENT ADJUSTMENT AND CHANGE TO REPORTING IN REPORTED AMOUNTS - STANDARD NO. 12

                         (A)  DEFINITIONS:

                              Adjusted Amount - historical nominal amount adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003, in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel.

                              Reported Amount - Adjusted Amount plus amounts in nominal terms added subsequent to December 31, 2003, and less amounts subtracted after that date.

                  NEUSIEDLER HADERA PAPER LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2004


NOTE 2  - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

          B.   NEW ACCOUNTING STANDARDS (CONT.)

               (1) Cessation of Financial Statement Adjustment and Change to Reporting in Reported Amounts - Standard No. 12 (cont.)

                    (B) In January 2004, Israeli Accounting Standard No. 12 "Cessation of Financial Statements Adjustment" came into effect. Following the initial implementation of Standard No. 12, commencing January 1, 2004, the Group ceased the presentation of its financial statements based on nominal historical cost adjusted for the changes in the exchange rate of the US Dollar in relation to the NIS. Effective with the interim financial statements as of March 31, 2004 and for the reporting periods thereafter, the Group's financial statements are prepared and presented in Reported Amounts.

                         Comparative figures included in the interim financial statements relating to December 31, 2003 and June 30, 2003 and for the year and six-month and three-month periods respectively then ended, are presented in Adjusted Amounts.

                    (C)  REPORTED AMOUNTS ARE DETERMINED AS FOLLOWS:

                         Balance Sheet Items

                         Monetary items (items whose balance sheet amount reflects their current value or realization value at the balance sheet date) are presented at their nominal value as of the balance sheet date.

                         Non-monetary items are presented at their Adjusted Amounts plus additions and dispositions occurring during the reporting period. Additions made subsequent to December 31, 2003 and dispositions of items added subsequent to such date, are presented at their historical nominal value. Dispositions of items added prior to December 31, 2003 are presented at their Adjusted Amount.

                         Statement of Operation Items

                         Income  and  expenses  reflecting   transactions,   and
                         financial income and expenses, are presented at their nominal value.

                         Income and expenses deriving from non-monetary items (mainly depreciation and amortization) were presented in a manner corresponding to the presentation of the related non-monetary balance sheet item, as illustrated above.

                    (D) The amounts at which non-monetary items are presented in these interim financial statements do not necessarily represent their realization value or economic value, but solely their Reported Amount.

          NEUSIEDLER HADERA PAPER LTD. AND SUBSIDIARIES
           NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
         FINANCIAL STATEMENTS AS OF JUNE 30, 2004


NOTE 2  - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

          B.   NEW ACCOUNTING STANDARDS (CONT.)

               (2)  AMORTIZATION OF GOODWILL - STANDARD NO. 20

                    In March 2004, the Israeli Accounting Standard Board issued Standard No. 20 "The Amortization Period of Goodwill". Standard No. 20 calls for the amortization of goodwill over its useful life, based on a systematic method that should reflect the estimated expected period in which the goodwill is to contribute economic benefits. The amortization period shall not exceed 20 years from the date on which the goodwill was initially recognized. Standard No. 20 is in effect for reporting periods commencing January 1, 2004, and its provisions are to be applied on a prospective basis. The implementation of Standard No. 20 did not, and is not expected to, affect the Group's financial position and results of operations.

               C. Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index ("CPI").


                                                          REPRESENTATIVE
                                                             EXCHANGE                   CPI
                                                        RATE OF THE DOLLAR         "IN RESPECT OF"
                                                            (NIS PER $1)            (IN POINTS)
                                                        ------------------         ---------------
                    AS OF:
                    June 30, 2004                               4.497                  181.09
                    June 30, 2003                               4.312                  181.09
                    December 31, 2003                           4.379                  178.58

                    Increase (decrease) during the:               %                     %
                    Six months ended June 30, 2004               2.7                    1.4
                    Six months ended June 30, 2003              (9.0)                  (0.5)
                    Three months ended June 30, 2004            (0.7)                   1.5
                    Three months ended June 30, 2003            (8.0)                  (1.3)
                    Year ended December 31, 2003                (7.6)                  (1.9)

NOTE 3  - REDUCTION OF CORPORATE TAX RATE

          In June 2004, the Israeli Knesset passed Amendment No. 140 to the Income Tax Ordinance, according to which the corporate income-tax rate would gradually be reduced from the current 36% to 30% by 2007 (2004-35%, 2005-34%, 2006-32%, 2007-30%). The effect of this change on the Group's current and deferred income tax provisions is reflected by a reduction of NIS 4,655 thousand in income tax expense for the six-month and three-month periods ended June 30, 2004.

                                                                       EXHIBIT 5


                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                    UNAUDITED CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2004

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                    UNAUDITED CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2004




                                TABLE OF CONTENTS
                                -----------------



                                                                         PAGE

      ACCOUNTANTS' REVIEW REPORT                                           1

      CONDENSED FINANCIAL STATEMENTS:

          Balance Sheets                                                   2

          Statements of Operations                                         3

          Statements of Changes in Shareholders' Equity                   4-5

          Statements of Cash Flows                                        6-7

          Notes to the Financial Statements                              8-11

The Board of Directors of
Hogla-Kimberly Ltd.
-------------------

RE:    REVIEW OF UNAUDITED CONDENSED INTERIM CONSOLIDATED
       FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2004
       -----------------------------------------------------------

Gentlemen:

At your request, we have reviewed the condensed interim  consolidated  financial
statements  ("interim  financial   statements")  of  Hogla-Kimberly  Ltd.  ("the
Company") and its subsidiaries, as follows:

     -    Balance sheet as of June 30, 2004.

     - Statements of operations for the six months and three months ended June 30, 2004.

     - Statements of changes in shareholders' equity for the six months and three months ended June 30, 2004.

     - Statements of cash flows for the six months and three months ended June 30, 2004.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders' meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with generally accepted accounting principles in Israel and in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.




Brightman Almagor & Co.

Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, August 5, 2004

                                             HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                                         CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
                                                      (NIS IN THOUSANDS)
                                                                            JUNE 30,                             DECEMBER 31,
                                                               ----------------------------------                -----------
                                                                2 0 0 4                 2 0 0 3                    2 0 0 3
                                                               -----------            -----------                -----------
                                                                REPORTED                ADJUSTED                   ADJUSTED
                                                               AMOUNTS (1)            AMOUNTS (3)                AMOUNTS (3)
                                                               -----------            -----------                -----------
    CURRENT ASSETS                                                        (UNAUDITED)
                                                               ----------------------------------
    Cash and cash equivalents                                     80,369                   9,838                   37,340
    Current maturities of long-term deposits                       8,095                   1,313                    7,882
    Trade receivables                                            261,448                 208,967                  229,979
    Other receivables                                             19,310                  12,905                   14,222
    Inventories                                                  113,139                 100,506                   92,664
                                                               -----------            -----------                -----------
                                                                 482,361                 333,529                  382,087
                                                               -----------            -----------                -----------
LONG-TERM INVESTMENTS
    Long-term deposits                                            71,952                  77,947                   70,064
    Capital note of shareholder                                   32,770                  33,279                   32,770
                                                               -----------            -----------                -----------
                                                                 104,722                 111,226                  102,834
                                                               -----------            -----------                -----------
FIXED ASSETS
    Cost                                                         480,793                 473,042                  479,744
    Less - accumulated depreciation                              212,210                 202,533                  210,176
                                                               -----------            -----------                -----------
                                                                 268,583                 270,509                  269,568
                                                               -----------            -----------                -----------

OTHER ASSETS - GOODWILL                                           28,435                  30,457                   29,073
                                                               -----------            -----------                -----------
                                                                 884,101                 745,721                  783,562
                                                               ===========            ===========                ===========

CURRENT LIABILITIES
    Short-term bank credit                                             -                  12,065                    1,087
    Current maturities of long-term bank loans                    19,261                  23,875                   15,147
    Trade payables                                               191,509                 131,151                  139,555
    Other payables and accrued expenses                           42,454                  30,959                   37,632
                                                               -----------            -----------                -----------
                                                                 253,224                 198,050                  193,421
                                                               -----------            -----------                -----------
LONG-TERM LIABILITIES
    Long-term bank loans                                         103,880                  86,266                   96,338
    Deferred taxes                                                30,827                  24,873                   29,428
                                                               -----------            -----------                -----------
                                                                 134,707                 111,139                  125,766
                                                               -----------            -----------                -----------

MINORITY INTEREST                                                 52,887                  47,612                   51,394
                                                               -----------            -----------                -----------
SHAREHOLDERS' EQUITY
    Share capital                                                 28,788                  28,788                   28,788
    Capital reserves                                             156,799                 156,799                  156,799
    Translation adjustments relating to
       foreign held autonomous Subsidiary (2)                      1,690                      -                        -
    Retained earnings                                            256,006                 203,333                  227,394
                                                               -----------            -----------                -----------
                                                                 443,283                 388,920                  412,981
                                                               -----------            -----------                -----------
                                                                 884,101                 745,721                  783,562
                                                               ===========            ===========                ===========

(1) See Note 2B(1).
(2) See Note 2B(2).
(3) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.

------------------------   ------------------------    -------------------------
     T.  DAVIS                     A.  MAGID                   A.  BRENNER
   Chairman  of the            Financial Manager             Managing Director
  Board of Directors

Approval date of the interim financial statements: August 5, 2004.

      The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                                           HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                                  CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                                                    (NIS IN THOUSANDS)

                                         SIX MONTHS ENDED                  THREE MONTHS ENDED                YEAR ENDED
                                             JUNE 30,                           JUNE 30,                    DECEMBER 31,
                                    -----------------------------       ----------------------------        ------------
                                      2 0 0 4          2 0 0 3           2 0 0 4           2 0 0 3             2 0 0 3
                                    -----------       -----------       -----------      -----------        ------------
                                     REPORTED          ADJUSTED          REPORTED          ADJUSTED           ADJUSTED
                                    AMOUNTS (1)       AMOUNTS (2)       AMOUNTS (1)      AMOUNTS (2)         AMOUNTS (2)
                                    -----------       -----------       -----------      -----------        ------------
                                                               (UNAUDITED)
                                    ----------------------------------------------------------------
Net sales                              524,924          404,625            258,158           207,872           868,671

Cost of sales                          363,809          292,518            178,772           144,898           621,014
                                    -----------       -----------       -----------      -----------        ------------

GROSS PROFIT                           161,115          112,107             79,386            62,974           247,657

Selling expenses                        94,782           60,581             49,139         (*)33,036           130,670

    General and
  administrative expenses               20,494           19,383             10,574          (*)9,342            39,046
                                    -----------       -----------       -----------      -----------        ------------


OPERATING PROFIT                        45,839           32,143             19,673            20,596            77,941

Financing income
  (expenses), net                       (6,322)           9,592             (8,402)           11,220             5,517

Other income, net                        1,257              227              1,170                78               496
                                    -----------       -----------       -----------      -----------        ------------

INCOME BEFORE INCOME
  TAXES                                 40,774           41,962             12,441            31,894            83,954

Income taxes                            10,669            6,416               (189)            2,868            20,566
                                    -----------       -----------       -----------      -----------        ------------

INCOME AFTER INCOME
   TAXES                                30,105           35,546             12,630            29,026            63,388

Minority interest in
  earnings of Subsidiary                (1,493)          (3,354)              (331)           (2,297)           (7,135)
                                    -----------       -----------       -----------      -----------        ------------

NET INCOME FOR THE
  PERIOD                                28,612           32,192             12,299            26,729            56,253
                                    ===========       ===========       ===========      ============       ============

EARNINGS PER SHARE
  (IN NIS)                                3.46             3.90               1.49              3.23              6.81
                                    ===========       ===========       ===========      ============       ============

NUMBER OF SHARES
  USED IN COMPUTATION                8,263,473        8,263,473          8,263,473         8,263,473         8,263,473
                                    ===========       ===========       ===========      ============       ============


(*) Reclassified.


(1) See Note 2B(1).
(2) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.

      The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                                               HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                                 CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                        (NIS IN THOUSANDS)

                                                                       TRANSLATION
                                                                       ADJUSTMENTS
                                                                       RELATING TO                     DIVIDEND
                                                                       FOREIGN HELD                 DECLARED AFTER
                                            SHARE         CAPITAL       AUTONOMOUS    RETAINED       BALANCE SHEET
                                           CAPITAL       RESERVES       SUBSIDIARY    EARNINGS           DATE            TOTAL
                                          ---------     ----------    -------------  ----------    -----------------    -------
SIX MONTHS ENDED
   JUNE 30, 2004 (UNAUDITED)
   (REPORTED AMOUNTS (1))

Balance - January 1, 2004                    28,788        156,799             -        227,394                  -       412,981
Translation adjustments
   relating to foreign held
   autonomous Subsidiary (2)                                                1,690                                         1,690
 Net income for the period                                                               28,612                           28,612
                                          ---------     ----------    -------------  ----------    -----------------    ---------
     Balance - June 30, 2004                 28,788        156,799          1,690       256,006                  -       443,283
                                          =========     ==========    =============  ==========    =================    =========

SIX MONTHS ENDED
   JUNE 30, 2003 (UNAUDITED)
   (ADJUSTED AMOUNTS (3))

Balance - January 1, 2003                    28,788        156,799             -        171,141             32,843       389,571
Dividend paid                                                                                              (32,843)     (32,843)
Net income for the period                                                                32,192                           32,192
                                          ---------     ----------    -------------  ----------    -----------------    ---------
     Balance - June 30, 2003                 28,788        156,799             -        203,333                  -       388,920
                                          =========     ==========    =============  ==========    =================    =========














(1) See Note 2B(1).
(2) See Note 2B(2).
(3) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.

      The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                                                        HOGLA-KIMBERLY LTD.
                                  CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                         (NIS IN THOUSANDS)

                                                                        TRANSLATION
                                                                        ADJUSTMENTS
                                                                        RELATING TO                     DIVIDEND
                                                                       FOREIGN HELD                  DECLARED AFTER
                                             SHARE         CAPITAL      AUTONOMOUS     RETAINED      BALANCE SHEET
                                            CAPITAL       RESERVES      SUBSIDIARY     EARNINGS           DATE            TOTAL
                                           ---------     ----------    -------------  ----------    -----------------    -------
THREE MONTHS ENDED
   JUNE 30, 2004 (UNAUDITED)
   (REPORTED AMOUNTS (1))

Balance - April 1, 2004                       28,788        156,799           2,124      243,707                 -         431,418
Translation adjustments
   relating to foreign held
   autonomous Subsidiary (2)
                                                                               (434)                                          (434)
 Net income for the period                                                                12,299                            12,299
                                           ---------     ----------    -------------  ----------    -----------------    --------=
     Balance - June 30, 2004                  28,788      156,799             1,690      256,006                 -         443,283
                                           =========     ==========    =============  ==========    =================    =========



THREE MONTHS ENDED
   JUNE 30, 2003 (UNAUDITED)
   (ADJUSTED AMOUNTS (3))

Balance - April 1, 2003                       28,788        156,799                -     176,604                 -         362,191
Net income for the period                                                                 26,729                            26,729
                                           ---------     ----------    -------------  ----------    -----------------    ---------
   Balance - June 30, 2003                    28,788        156,799                -     203,333                 -         388,920
                                           =========     ==========    =============  ==========    =================    =========




YEAR ENDED
   DECEMBER 31, 2003
   (ADJUSTED AMOUNTS (3))

Balance - January 1, 2003                     28,788        156,799                -     171,141             32,843        389,571
Dividend paid                                                                                               (32,843)       (32,843)
Net income for the year                                                                   56,253                            56,253
                                           ---------     ----------    -------------  ----------    -----------------    ---------
    Balance - December 31, 2003               28,788        156,799                -     227,394                  -        412,981
                                           =========     ==========    =============  ==========    =================    ==========






(1) See Note 2B(1).
(2) See Note 2B(2).
(3) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.

      The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                                          HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                                 CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                   (NIS IN THOUSANDS)

                                                  SIX MONTHS ENDED              THREE MONTHS ENDED           YEAR ENDED
                                                      JUNE 30,                       JUNE 30,               DECEMBER 31,
                                             ---------------------------    ---------------------------     ------------
                                               2 0 0 4         2 0 0 3        2 0 0 4         2 0 0 3          2 0 0 3
                                             -----------     -----------    -----------     -----------     ------------
                                               REPORTED       ADJUSTED        REPORTED       ADJUSTED         ADJUSTED
                                             AMOUNTS (1)     AMOUNTS (3)    AMOUNTS (1)     AMOUNTS (3)     AMOUNTS (3)
                                             -----------     -----------    -----------     -----------     ------------
                                                                    (UNAUDITED)
                                             ----------------------------------------------------------
CASH FLOWS - OPERATING ACTIVITIES
   Net income for the period                     28,612         32,192          12,299         26,729           56,253
   Adjustments to reconcile net
    income to net cash provided by
    operating activities
    (Appendix A)                                 10,651        (17,015)          5,504        (24,276)           4,190
                                             -----------     -----------    -----------     -----------     ------------
   NET CASH PROVIDED BY OPERATING
    ACTIVITIES                                   39,263         15,177          17,803          2,453           60,443
                                             -----------     -----------    -----------     -----------     ------------

CASH FLOWS - INVESTING ACTIVITIES
   Withdrawal of long-term bank
    deposits                                          -          7,882               -          7,882            9,195
   Acquisition of fixed assets                   (6,117)       (17,159)         (2,659)        (7,783)         (26,953)
   Proceeds from sale of fixed assets             1,827            531           1,328            150            1,092
                                             -----------     -----------    -----------     -----------     ------------
   NET CASH PROVIDED BY (USED IN)
    INVESTING ACTIVITIES                         (4,290)        (8,746)         (1,331)           249          (16,666)
                                             -----------     -----------    -----------     -----------     ------------

CASH FLOWS - FINANCING ACTIVITIES
   Dividend paid                                      -        (32,843)              -              -          (32,843)
   Long-term loans received                      13,603         10,737           9,176          7,672           28,949
   Repayment of long-term loans                  (4,421)        (7,882)              -         (7,882)         (24,960)
   Short-term bank credit                        (1,087)        12,065               -         (4,575)           1,087
                                             -----------     -----------    -----------     -----------     ------------
   NET CASH PROVIDED BY (USED IN)
    FINANCING ACTIVITIES                          8,095        (17,923)          9,176         (4,785)         (27,767)
                                             -----------     -----------    -----------     -----------     ------------

TRANSLATION ADJUSTMENTS OF CASH
    AND CASH EQUIVALENTS OF
    FOREIGN HELD AUTONOMOUS
    SUBSIDIARY (2)                                  (39)             -            (164)             -                -
                                             -----------     -----------    -----------     -----------     ------------

INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                              43,029        (11,492)         25,484         (2,083)          16,010
CASH AND CASH EQUIVALENTS -
   BEGINNING OF PERIOD                           37,340         21,330          54,885         11,921           21,330
                                             -----------     -----------    -----------     -----------     ------------
CASH AND CASH EQUIVALENTS -
   END OF PERIOD                                 80,369          9,838          80,369          9,838           37,340
                                             ===========     ===========    ===========     ===========     ============

(1) See Note 2B(1).
(2) See Note 2B(2).
(3) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.


      The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                                          HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                          APPENDICES TO CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                   (NIS IN THOUSANDS)

                                                  SIX MONTHS ENDED              THREE MONTHS ENDED           YEAR ENDED
                                                      JUNE 30,                       JUNE 30,               DECEMBER 31,
                                              -------------------------      -------------------------      ------------
                                               2 0 0 4         2 0 0 3        2 0 0 4         2 0 0 3          2 0 0 3
                                              ----------     ----------      ----------     ----------      ------------
                                               REPORTED       ADJUSTED        REPORTED       ADJUSTED         ADJUSTED
                                               AMOUNTS         AMOUNTS        AMOUNTS         AMOUNTS          AMOUNTS
                                                 (1)             (2)            (1)             (2)              (2)
                                              ----------     ----------      ----------     ----------      ------------
                                                                    (UNAUDITED)
                                              --------------------------------------------------------
A.  ADJUSTMENTS TO RECONCILE
    NET  INCOME TO NET CASH
    PROVIDED  BY  OPERATING
    ACTIVITIES

    INCOME AND EXPENSES NOT
    INVOLVING CASH FLOWS:
    Minority interest in earnings of
      Subsidiary                                   1,493          3,354            331          2,297            7,135
    Depreciation and amortization                 11,726         12,984          5,674          6,377           25,213
    Deferred taxes, net                            (688)          4,067         (1,131)         1,320            8,251
    Gain from sale of fixed assets               (1,257)          (227)         (1,170)           (78)            (482)
    Effect of exchange rate
      differences, net                             (555)        (2,986)             43         (2,663)          (2,266)

    CHANGES IN ASSETS AND
    LIABILITIES:
    Decrease (increase) in trade
     receivables                                (29,861)       (26,744)          8,468        (26,345)         (47,933)
    Decrease (increase) in other
     receivables                                 (2,995)        (1,170)            449         (3,919)          (2,115)
    Increase in inventories                     (20,113)       (14,081)        (12,099)        (2,647)          (6,237)
    Increase (decrease) in trade
     payables                                    36,683         (5,659)          8,342        (12,248)          27,544
    Net change in balances with
     related parties                             11,504         14,993           5,275         15,797          (10,050)
    Increase (decrease) in other
     payables and accrued expenses                4,714         (1,546)         (8,678)        (2,167)           5,130
                                              ----------     ----------      ----------     ----------      ------------
                                                 10,651        (17,015)          5,504        (24,276)           4,190
                                              ==========     ==========      ==========     ==========      ============
B.  NON-CASH ACTIVITIES

    Acquisition of fixed assets on
     credit                                       3,363          4,366           2,729          4,366            8,661
                                              ==========     ==========      ==========     ==========      ============

(1) See Note 2B(1).
(2) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.

      The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2004


NOTE 1 -  BASIS OF PRESENTATION

          The unaudited condensed interim consolidated financial statements as of June 30, 2004 and for the six months and three months then ended ("interim financial statements") of Hogla-Kimberly Ltd. ("the Company") and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2003 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the dates and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.


NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          A.   GENERAL

               The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel, in a condensed format in accordance with GAAP applicable to the preparation of interim period financial statements, including those under Standard No. 14, "Interim Financial Reporting".

          B.   NEW ACCOUNTING STANDARDS

               The accounting principles applied in the preparation of these interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements with the exception of the following:

               (1) CESSATION OF FINANCIAL STATEMENT ADJUSTMENT AND CHANGE TO REPORTING IN REPORTED AMOUNTS - STANDARD NO. 12

                    (A)  DEFINITIONS:

                         ADJUSTED AMOUNT - historical nominal amount adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003, in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel.

                         REPORTED AMOUNT - Adjusted Amount plus amounts in nominal terms added subsequent to December 31, 2003, and less amounts subtracted after that date.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2004


NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

          B.   NEW ACCOUNTING STANDARDS (cont.)

               (1) CESSATION OF FINANCIAL STATEMENT ADJUSTMENT AND CHANGE TO REPORTING IN REPORTED AMOUNTS - STANDARD NO. 12 (cont.)

                    (B) In January 2004, Israeli Accounting Standard No. 12 "Cessation of Financial Statements Adjustment" came into effect. Following the initial implementation of Standard No. 12, commencing January 1, 2004, the Group ceased the presentation of its financial statements based on nominal historical cost adjusted for the changes in the exchange rate of the US Dollar in relation to the NIS. Effective with the interim financial statements  as of  March  31,  2004  and  for  the
                         reporting periods thereafter, the Group's financial statements are prepared and presented in Reported Amounts.

                         Comparative figures included in the interim financial statements relating to December 31, 2003 and June 30, 2003 and for the year and six-month and three-month periods respectively then ended, are presented in Adjusted Amounts.

                    (C)  REPORTED AMOUNTS ARE DETERMINED AS FOLLOWS:

                         BALANCE SHEET ITEMS

                         Monetary items (items whose balance sheet amount reflects their current value or realization value at the balance sheet date) are presented at their nominal value as of the balance sheet date.

                         Non-monetary items are presented at their Adjusted Amounts plus additions and dispositions occurring during the reporting period. Additions made subsequent to December 31, 2003 and dispositions of items added subsequent to such date, are presented at their historical nominal value. Dispositions of items added prior to December 31, 2003 are presented at their Adjusted Amount.

                         Minority interest in a Subsidiary is presented based on the interim financial statements of that Subsidiary prepared according to the guidance of Standard No. 12.

                         STATEMENT OF OPERATION ITEMS

                         Income and expenses reflecting transactions, and financial income and expenses, are presented at their nominal value.

                         Income and expenses deriving from non-monetary items (mainly depreciation and amortization) were presented in a manner corresponding to the presentation of the related non-monetary balance sheet item, as illustrated above.

                         Minority interest in earnings of a Subsidiary is determined based on the interim financial statements of that Subsidiary prepared according to the guidance of Standard No. 12.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2004


NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

          B.   NEW ACCOUNTING STANDARDS (cont.)

               (1) CESSATION OF FINANCIAL STATEMENT ADJUSTMENT AND CHANGE TO REPORTING IN REPORTED AMOUNTS - STANDARD NO. 12 (cont.)

                    (D) The amounts at which non-monetary items are presented in these interim financial statements do not necessarily represent their realization value or economic value, but solely their Reported Amount.

               (2) TRANSLATION OF FOREIGN OPERATIONS' FINANCIAL STATEMENTS - STANDARD NO. 13

                    (A) In January 2004, Israeli Accounting Standard No. 13 "Effect of Changes in Foreign Exchange Rates" came into effect. This Standard addresses the translation of transactions denominated in foreign currency, as well as the translation of financial statements of a foreign entity, for inclusion in the financial statements of the reporting company. Standard No. 13 supersedes
                         Clarifications No. 8 and 9 to Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which were nullified on the date on which Accounting Standard No. 12 came into effect, as described in (1) above.

                    (B)  A  FOREIGN   ENTITY   CLASSIFIED   AS  A  FOREIGN  HELD
                         AUTONOMOUS SUBSIDIARY

                         o Following the implementation of Standard No. 13, commencing January 2004 goodwill derived from an investment made in another entity is to be treated as one of that entity's assets. Accordingly, the goodwill associated with the Group's investment in Ovisan (a Subsidiary located in Turkey) is translated to NIS at the closing rate, rather than at the exchange rate at the date in which said investment was made, as was previously required under the applicable accounting literature in effect through December 31, 2003.

                         o Monetary and non-monetary assets and liabilities of the foreign entity are translated at the closing rate.

                         o Operating and cash flow items of the foreign entity are translated, in general, by the average exchange rate for the reporting period, rather than by the closing rate as was previously required under the applicable accounting literature prior to the date in which Standard No. 13 came into effect (January 1, 2004).

                         o All differences resulting from the translation of the foreign entity's financial statements by the method described above, are included in a separate component of shareholders' equity as "Translation adjustments relating to foreign held autonomous Subsidiary".

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2004



NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

          B.   NEW ACCOUNTING STANDARDS (cont.)

               (3)  AMORTIZATION OF GOODWILL - STANDARD NO. 20

                    In March 2004, the Israeli Accounting Standard Board issued Standard No. 20 "The Amortization Period of Goodwill". Standard No. 20 calls for the amortization of goodwill over its useful life, based on a systematic method that should reflect the estimated expected period in which the goodwill is to contribute economic benefits. The amortization period shall not exceed 20 years from the date on which the goodwill was initially recognized. Standard No. 20 is in effect for reporting periods commencing January 1, 2004, and its provisions are to be applied on a prospective basis. The implementation of Standard No. 20 did not, and is not expected to, affect the Group's financial position and results of operations.

          C. During the six months ended June 30, 2004, the representative exchange rate of the US Dollar vis-a-vis the NIS increased by 2.7%, the exchange rate of the Turkish Lira vis-a-vis the NIS increased by 3.1%, the Israeli Consumer Price Index increased by 1.4%. During the three months ended June 30, 2004, the representative exchange rate of the US Dollar vis-a-vis the NIS decreased by 0.7%, the exchange rate of the Turkish Lira vis-a-vis the NIS increased by 13.7%, the Israeli Consumer Price Index increased by 1.5%.


NOTE 3 -  REDUCTION OF CORPORATE TAX RATE

          In June 2004, the Israeli Knesset passed Amendment No. 140 to the Income Tax Ordinance, according to which the corporate income-tax rate would gradually be reduced from the current 36% to 30% by 2007 (2004-35%, 2005-34%, 2006-32%, 2007-30%). The effect of this change on the Group's current and deferred income tax provisions is reflected by a reduction of approximately NIS 4.3 million in income tax expense for the six-month and three-month periods ended June 30, 2004.








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